SUBSCRIPTION AGREEMENT BETWEEN THE COMPANY AND THE INVESTORS

WORLDCOMMODITY FUND

A SERIES OF

WORLDCOMMODITY FUNDS, INC.

LETTER OF INVESTMENT INTENT

January 15, 2006

To the Board of Directors WorldCommodity Funds,

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") of the WorldCommodity Fund, a series of World Commodity Funds, Inc. in the amount of ten thousand dollars ($10,000.00) for one thousand (1,000) shares at net asset value of ten dollars ($10.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of ten thousand dollars ($10,000.00).

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

/s/ Mizuho Llewellyn Trustee__________

IRA for benefit of Mizuho Llewellyn

Trustee Mizuho Llewellyn